Exhibit 1.02

World Wrestling Entertainment, Inc.
Conflict Minerals Report
for the Year Ended December 31, 2013

This Conflict Minerals Report (the “Report”) of World Wrestling Entertainment has been prepared for the period from January 1, 2013 to December 31, 2013.  Unless the context indicates otherwise, “WWE,” “we,” “us,” and “our” refer to World Wrestling Entertainment, Inc. and its consolidated subsidiaries.

During 2013, we contracted to manufacture one product for which 3TGs (as defined below) are necessary to their functionality or production.  The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten.  Our WWE championship belts (the “Covered Product”) contained small amounts of tin.

We have developed a conflict minerals procedure, under the supervision of the WWE General Counsel, reasonably designed to identify whether the tin in the Covered Product originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola) (the “Covered Countries”), or whether any of the 3TGs in the Covered Products are from recycled or scrap sources.

Description of WWE’s Reasonable Country of Origin Inquiry (RCOI)

We have conducted a country of origin inquiry (“RCOI”) that was reasonably designed to determine whether the tin in the Covered Product originated in a Covered Country or whether any of the 3TGs in the Covered Products were from recycled or scrap sources.

We made inquiry of the supplier of the Covered Product as to the source of the tin used in the Covered Product.  Our supplier has informed us supplier that the tin does not come from recycled or scrap sources; that it was purchased from a supplier in China; and that the smelter of this material was Yunnan Tin Co., Ltd., which has received a “conflict free” designation from the Conflict-Free Smelter Program, an audit program developed through an industry initiative to validate smelters’ and refiners’ sourcing practices .